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                                                                   EXHIBIT 3(ii)

         RESOLVED that Section 3 of the Company's Bylaws be amended to read in its entirety as follows:

                  "Section 3. Special Meetings of Stockholders. Special meetings of the stockholders entitled to vote may be called by the Chairman of the Board, the President or any Vice President, the Secretary, the Board of Directors, or by the holders of not less than 10% of the Corporation's common stock."